FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2008

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 16, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 17, 2008	By:	/s/ KENJI KINOSHITA
Kenji Kinoshita
Director and Senior Executive Officer

[Translation]

January 16, 2008

Company Name:	Komatsu Ltd.
Representative:	Kunio Noji
Representative Director and President
Code Number:	6301
Listing Stock Exchange:	The first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange
Contact Information:	Tadashi Okada, Executive Officer and General Manager, Corporate Communications
Telephone Number:	+81-3-5561-2616

Re: Notice Regarding Commencement of Tender Offer

for Shares of NIPPEI TOYAMA Corporation

The Company hereby announces that it resolved in the board of directors’ meeting held on January 16, 2008 to acquire the common shares of NIPPEI TOYAMA Corporation (Code: 6130; the second section of the Tokyo Stock Exchange; hereinafter referred to as “NTC”) through a tender offer (the “Tender Offer”) aiming to make NTC a wholly owned subsidiary as follows:

1.	Purpose of Tender Offer

(1)	Outline of Tender Offer

The Company currently owns 29.33% of the aggregate number of the issued shares (14,835,000 shares) of NTC, and the Company hereby launches the Tender Offer with the aim of obtaining all of the issued shares of NTC (excluding shares of NTC already owned by the Company and treasury stock owned by NTC) for the purpose of making NTC a wholly owned subsidiary of the Company. For the Tender Offer, an upper and lower limit of the number of shares, etc. to be offered has not been established.

Please be advised that any person who has accessed the information contained in this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of NTC, as a first recipient of information under the regulations on insider trading, until twelve (12) hours after the publication of this Press Release, pursuant to Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of the enforcement order thereunder. Also, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.

The Tender Offer provides the shareholders of NTC with the opportunity to sell the shares they own in NTC at a price that is more favorable than the current market value of such shares.

In addition, the board of directors of NTC made a resolution to support the Tender Offer in the board of directors’ meeting held on January 16, 2008. (Provided, however, Mr. Yasuo Suzuki, who is a Director and Senior Executive Officer of the Company as well as a director of NTC at the same time, did not participate in the discussions or resolutions of the above-mentioned board of directors’ meeting or the meeting of the Company’s board of directors in which the Tender Offer was approved, because there was a possibility that his participation might have created a conflict of interest.)

(2)	Background and Development of Tender Offer

One of the Company’s management principles is commitment to “Quality and Reliability,” providing products (hardware and software) that make its customers feel satisfied, and “maximizing its corporate value.” The Company defines corporate value as “the total sum of trust given to us by society and all our stakeholders.” To enhance the corporate value, the Company has set the following two management targets: (i) to maintain our top-level profitability and financial position in the industry and enhance our position in the global marketplace, especially in Greater Asia; and (ii) to continue management, while keeping market capitalization in mind, which reflects the amount of trust given to us by society and shareholders.

In order to achieve these management targets, the Company has worked on the first stage of its Business Structure Reform project since 2001, strengthening its foundation for profitability. The Company has also advanced selective focus of its businesses, positioning (i) construction and mining equipment and (ii) industrial machinery and vehicles as its core businesses and concentrating its management resources in these businesses. In 2006, the Company started the second stage of its Reform project to promote sustainable growth of its core businesses. In addition to continuing its efforts in the “market introduction of DANTOTSU (Unique and Unrivaled) products,” “enhancement of its market position in Greater Asia” and “further reduction of fixed costs” that were carried on from the first stage of the Reform project, the Company has worked to reform its value chain (value produced from business activities of Komatsu Group, distributors, suppliers and customers), strengthen its workplace capabilities and promote human resource development on a global scale.

In April 2007, the Company also introduced a new mid-range management plan called “Global Teamwork for 15” for the target year ending March 31, 2010 and has since worked to generate concrete results concerning the “establishment of a flexible production system,” “expansion of the utility equipment (compact equipment) business,” “expansion of the parts business” and “reinforcement of the industrial machinery business.”

In these efforts, the Company has positioned the industrial machinery business which centers on press and sheet metal machines used for forming automotive parts and machine tools such as crankshaft millers as a core business of the Komatsu Group on par with the construction and mining equipment business. Accordingly, the Company has worked to expand and reinforce the industrial machinery business, in some cases, through M&A and alliances with business partners, including its investment in NTC.

NTC is highly valued as a top-class manufacturer of transfer machines and various kinds of grinding machines used for manufacturing automobile engines in the machine tools market as well as laser machines and wire-saws for semiconductor and solar cell industries in the industrial machinery market. Upholding the management policy of “honesty and sincerity for customers, products, quality, own jobs, and society,” NTC is working to attain the Number One market position in each of its expertise areas of machine tools and industrial machinery as mid- to long-range management goals. As specific measures in the industry with large fluctuations of demand, NTC reforming its distribution, improving transportation efficiency, ensuring thorough management of schedules, and promoting the “making it visible” and 5S activities under the slogan of accelerating management reforms designed to improve production and management efficiency, build a stable profit base and strengthen its financial position.

Major customers of the Company and NTC are those in the automobile related industries and semiconductor related industries and the two companies are highly complimentary in their product mix. Both companies have their production bases in the Hokuriku area, another common factor. Accordingly, the Company obtained 29.33% of the aggregate number of issued shares of NTC at the end of December 2006 and has worked to generate collaborative effects in the areas of purchase, production, sales and service.

This collaborative relationship between the Company and NTC has been good, starting to generate specific, positive results. Mutual trust is being built through this collaborative relationship. Under these circumstances, by making NTC a wholly owned subsidiary of the Company, it is expected that both companies will realize the significant benefit of being able to work more flexibly and speedily on mid- to long-range management challenges, such as cooperation in research and development as well as joint development of new business areas which transcend the scope of their existing businesses. Thus, the Company and NTC entered into a basic agreement (the “Basic Agreement”) as of January 16, 2008, by which the Company agreed to make NTC a wholly owned subsidiary of the Company. Summary of the terms of the Basic Agreement are as stated in (ii) of “(1) Agreements between the Company and NTC or its Directors/ Officers, and the Details Thereof” under “4. Others”

In addition, the Company posted consolidated sales of 102.9 billion yen in the industrial machinery business centering on press machines and the machine tools for the fiscal year, ended in March 2007, while consolidated sales of NTC of the same year was 82.6 billion yen. When NTC becomes a wholly owned subsidiary of the Company, consolidated sales will be in the scale of 200 billion yen. This is ranked as a world’s top-class manufacturer of industrial machinery and machine tools, and it is expected that the Company will make its business base stronger and further enhance its competitiveness in an industry that is known for drastic demand fluctuations.

The Company has an intention, after NTC becomes a wholly owned subsidiary of the Company, to respect the autonomy and independence of NTC and to maintain the management team, employees, business domains, business bases and brand, etc. of NTC as they are at present.

(3)	A wholly owned subsidiary after the Tender Offer (Matters concerning the Squeeze-Out Process)

As stated above, the Company will execute the Tender Offer with the aim of obtaining all of the issued shares of NTC (excluding shares of NTC already owned by the Company and treasury stock owned by NTC) for the purpose of making NTC a wholly owned subsidiary of the Company. However, if the Company cannot obtain all of the issued shares of NTC through the Tender Offer, a share exchange in which the Company becomes the wholly owning parent company and NTC becomes a wholly owned subsidiary (the “Share Exchange”) is planned for implementation. By means of the Share Exchange, the shares of NTC which have not been applied to the Tender Offer (excluding shares of NTC owned by the Company) will all be exchanged with the shares of the Company, and shareholders of NTC who are allocated one (1) or more shares of the Company will become shareholders of the Company. In addition, the Share Exchange may be implemented as a short-form share exchange pursuant to Article 784, Paragraph 1 of the Companies Act and the share exchange agreement may be approved without any resolution by the shareholders’ meeting of NTC.

The Share Exchange is scheduled for around October 2008. The share exchange ratio for the Share Exchange will be determined ultimately in discussions by the Company and NTC after the conclusion of the Tender Offer which will give sufficient consideration to the benefits of the shareholders of both the Company and NTC. Currently, the economic value of the consideration (i.e., shares of the Company; if a fraction less than one (1) share is allocated, the sale price of such fraction will be distributed as such consideration) to be received by the shareholders of NTC as a result of the Share Exchange is expected to be equivalent to the purchase price in the Tender Offer, which takes into consideration the purchase price in the Tender Offer, the market price level of the Company’s shares and other related factors. The economic value of such consideration may be affected by the difference in the timing of the Tender Offer and the Share Exchange, fluctuations in the business results of the Company and NTC, volatility of the price of the Company’s shares in stock markets and other factors. It has been decided that the Tender Offer will be implemented with the possibility of providing the shareholders of NTC with an opportunity to choose the content and timing of the consideration they will receive, unlike in the case where a share exchange will be implemented without a tender offer, by providing them with an opportunity to receive the consideration earlier in cash and by providing them with an opportunity to receive shares of the Company through the Share Exchange scheduled for implementation after the Tender Offer.

In addition, in the Share Exchange, any shareholder of NTC is entitled to require NTC to purchase the shares such shareholder holds in accordance with the provisions of the Companies Act; provided, however, that, in such case, due to fluctuations in the business results of NTC, the effect of the stock market and court decisions, etc. the purchase price in relation to such a request may differ from the purchase price in the Tender Offer or the economic value of the consideration that the shareholders of NTC will receive through the Share Exchange.

The Company requests that each shareholder confirms the taxation treatment of the Tender Offer, the Share Exchange or appraisal remedy in connection with the Share Exchange with their tax advisors.

The implementation of the Share Exchange, the timing or terms of the Share Exchange or the method of making NTC a wholly owned subsidiary may be changed depending on the legal and tax effects that the Company or NTC experiences in the Share Exchange, a revision of any law, tax or system, etc. or status of any government interpretation, etc. related to the Share Exchange, the existence of the duty of continuous disclosure under the US securities laws, the share possession ratio of the Company after the Tender Offer, the situation of the shareholding of NTC by the shareholders of NTC other than the Company, fluctuations in the business results of the Company and NTC or the effect of the stock market, etc. The contents of any change to the Share Exchange or the method of making NTC a wholly owned subsidiary will be disclosed promptly after they are determined upon consultation with NTC,.

(4)	Possibility of Delisting

Since the Company has not set an upper limit to the number of shares, etc. to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, the shares of NTC may be delisted upon completion of the Tender Offer after following the prescribed procedures pursuant to the Tokyo Stock Exchange’s standards for the delisting of shares in relation with liquidity, etc. Also, even in the event that the outcome of the Tender Offer does not make the shares of NTC subject to delisting at the time of completion of the Tender Offer, the shares of NTC will eventually be delisted because NTC is planning to become a wholly owned subsidiary of the Company through the Share Exchange. After delisting, share certificates representing the shares of NTC may no longer be traded on the Tokyo Stock Exchange.

(5)	Reason for Aiming for Delisting and Consideration of Alternative Measure

The Company’s industrial machinery business and NTC have an intention to work on mid to long-range management challenges more flexibly and speedily, such as collaboration in research and development and joint development of new businesses which transcend the scope of their existing businesses. In this light, the Company has decided to make NTC a wholly owned subsidiary after considering that it is desirable to have an appropriate capital relationship which will enable an easy implementation of such close-knit cooperation. As a result, the Company and NTC may share a greater combined value and pursue integrated tactics through agile management to try to improve their competitiveness. As stated above, the shares of NTC may be delisted, but such delisting may occur consequently as a result of the Tender Offer and the Share Exchange which makes NTC Company a wholly owned subsidiary.

The Company plans to make NTC a wholly owned subsidiary by providing the shareholders of NTC with an opportunity to receive consideration in cash or shares of the Company in exchange for the shares of NTC which may be delisted by the method described in (3) above, designed to protect the benefits of the shareholders of NTC.

(6)	Matters concerning Important Agreement regarding Application to Tender Offer between Shareholders of the Company and NTC

None.

2.	Outline of Tender Offer

(1)	Outline of NTC

(i) Corporate Name	NIPPEI TOYAMA Corporation

(ii) Content of Business	Manufacture and sale of machine tools and industrial machinery and sale of real estates, etc.

(iii) Date of Establishment	July 26, 1945

(iv) Address of the Head Office	26-2, Minami-Ohi 6-chome, Shinagawa-ku, Tokyo, Japan

(v) Title and Name of the Representative	Hiroyuki Horii, Representative Director and President

(vi) Stated Capital	6,014 million yen (as of September 30, 2007)

(vii) Major Shareholders and Their Shareholding Ratios	Komatsu Ltd. 29.33% Japan Trustee Services Bank, Ltd. 7.27% Toyota Motor Corporation 5.37% Toshiba Machine Co., Ltd. 5.35% The Sumitomo Trust and Banking Co., Ltd. 3.44%

The Hokuriku Bank, Ltd.    2.64%

Nippei Toyama Business Partners Shareholding Association    2.20%

Nippei Toyama Employees Shareholding Association    1.78%

Morgan Stanley & Co. International blc (Standing Proxy: Morgan Stanley Japan Securities Co., Ltd.)    1.58%

The Master Trust Bank of Japan, Ltd.    1.48%

(as of September 30, 2007)

(viii) Relationship between the Company and NTC, etc.	Capital Relationship	The Company owns 29.33% of the issued shares of NTC.

	Personnel Relationship	A director and senior executive officer of the Company holds the office of outside director of NTC.

	Business Relationship	The Company purchases machine tools and parts of NTC, and sells its computer system to NTC.

	Applicability to a Related Party	NTC is Company’s affiliate under the equity method and is a related party.

(2)	Tender Offer Period

a.	Tender Offer Period as of the filing of the Registration Statement

From Tuesday, January 22, 2008 through Monday, March 17, 2008 (39 business days in Japan)

b.	Possible extension of the Tender Offer Period at NTC’s request

N/A

(3)	Purchase Price of the Tender Offer

1,250 yen per share

(4)	Calculation Basis, etc. of the Purchase Price of the Tender Offer

a.	Basis of Calculation

In determining the purchase price for common stock of NTC in the Tender Offer, the Company conducted a due diligence of NTC since November 2007 in order to uncover operational, financial, legal, tax and other risks, and analyzed the business plan relating to NTC presented by the management of NTC in the said due diligence, based on the risk items uncovered as a result of the due diligence.

In addition, the Company requested Nomura Securities Co., Ltd. (“Nomura Securities”), being the Company’s financial advisor for the calculation of a value to the shares of NTC as a reference for determining the purchase price thereof. Nomura Securities calculated the value of the shares of NTC by using the average market price method and the discounted cash flow method (the “DCF method”), and reported the results of such calculations of the value of shares of NTC to the Company on January 15, 2008. The ranges of the value per share of common stock of NTC calculated by each of the above methods are as follows:

Average Market Price Method    836 yen to 903 yen

DCF Method    999 yen to 1,529 yen

With respect to the average market price method, the share value was calculated based on the average stock price (the closing prices in ordinary transactions) of the shares of NTC quoted on the second section of the Tokyo Stock Exchange for each of the following periods:

Stock Price Reference Period		Stock Value per Share
Closing Price of the Calculation Base Date	January 11, 2008	836 yen

Average for the Most Recent One Week	From January 7 to January 11, 2008	879 yen

Average for the Most Recent One Month	From December 12, 2007 to January 11 , 2008	899 yen

36 Business Day Average Since the Release Date of the Most Recent Material Fact	From November 15, 2007 to January 11, 2008	903 yen
Results of Calculation		836 yen to 903 yen

The “Most Recent Material Fact” above means “Notice concerning the revision of the business forecast,” which was released by NTC on November 14, 2007.

The purchase price in the Tender Offer is a sum of (i) 896 yen, being the simple average of the closing prices, in respect of ordinary transactions of the shares of NTC, as quoted on the second section of the Tokyo Stock Exchange for the past one–month period, up to and including January 15, 2008 (calculated to the nearest yen, with 0.5 being rounded up and less than that being disregarded), and (ii) a premium of 39.51% over such amount (calculated to the nearest second decimal point, with 0.005 being rounded up and less than that being disregarded).

b.	Process of Calculations

Having acquired 29.33% of the aggregate issued shares of NTC at the end of December of 2006, the Company had several consultations with NTC, seeking the effects of cooperation between the Company and NTC to be realized. As a result of such consultations, the Company concluded that making NTC its wholly owned subsidiary would lead to the reinforcement of its industrial machinery business, one of the focused tasks in Komatsu Group’s mid-range management plan, which would contribute to the enhancement of the corporate value of the Komatsu Group, as a whole, in the medium to long term.

From around November 2007, in addition to conducting operational, financial, legal, tax and other due diligence with respect to NTC, the Company had several consultations and discussions with NTC regarding NTC becoming the Company’s wholly owned subsidiary, while obtaining legal advice from the Company’s legal advisor as needed.

As a result, the Company concluded that the method through the Tender Offer would be most profitable for the respective shareholders of the Company and NTC, and the Company reached an agreement with NTC by executing the Basic Agreement with NTC on January 16, 2008 to the effect that the tender offer shall be conducted at a purchase price determined by the following process.

(i)	Name of the Third Party that Provided the Opinion in Determining the Purchase Price

In determining the purchase price in the Tender Offer, the Company received a stock price calculation report from Nomura Securities on January 15, 2008.

(ii)	Outline of the Opinion

Nomura Securities calculated the value of shares of NTC by using the average market price method and the DCF method. The ranges of the value per share of common stock of NTC calculated by each of the above methods are as follows:

Average Market Price Method    836 yen to 903 yen

DCF Method    999 yen to 1,529 yen

(iii)	Process by which a Conclusion on the Purchase Price was Reached Based on Such Valuation

After a comparative review of the outcomes by each method in the stock price calculation report, the Company concluded that a range of 836 yen, the lowest price of the outcome by the Average Market Price method, and 1,529 yen, the highest price of the outcome by the DCF method, shall be the range of the value of shares of NTC, and the Company proceeded with its review, taking into consideration actual examples of the premiums provided in the process of determining the purchase price in the past tender offer of shares conducted by non-issuers. Further, after comprehensively taking into consideration such factors as (i) the results of the due diligence of NTC, (ii) whether or not NTC would support the Tender Offer, (iii) trends in the market price of NTC’s shares, and (iv) the outlook for the Tender Offer, as well as the outcome of the discussions and negotiations with NTC, the Company finally set the purchase price for the Tender Offer at 1,250 yen per share.

c.	Relationship with the Valuation Agency

Nomura Securities is not a related party of either the Company or NTC.

(5)	Number of Share Certificates, etc. to be Purchased through the Tender Offer

Expected Number of Shares to be Purchased if Converted into Shares	Minimum Number of Shares to be Purchased if Converted into Shares	Maximum Number of Shares to be Purchased if Converted into Shares
34,346,648 shares	- shares	- shares

(Note 1)	Given that the Company has not set either minimum or maximum number of shares to be purchased, etc. through the Tender Offer, all of the tendered share certificates, etc. will be purchased, etc. by the Company. The number of share certificates, etc. to be purchased through the Tender Offer (the “Expected Number of Shares to be Purchased”) represents, as shown in the “Expected Number of Shares to be Purchased if Converted into Shares,” the number calculated by deducting from the issued shares as of September 30, 2007 shown in the 84th Semi-annual Securities Report submitted by NTC on December 21, 2007 (50,571,501 shares), the sum of the treasury shares held by NTC (1,389,853 shares) as of the same date and the NTC shares held by the Company (14,835,000 shares).

(Note 2)	Shares constituting less than a whole unit will also be subject to purchase through the Tender Offer. However, to tender such shares, the relevant share certificates (unless such share certificates are kept in the custody of the Japan Securities Depository Center, Inc. through the Tender Offer Agent (which refers to the Tender Offer Agent described in “(11) Tender Offer Agent”)) must be submitted to the Tender Offer Agent. NTC may purchase its shares to be held as treasury shares in accordance with relevant laws and regulations during the period from today until the last day of the Tender Offer Period (as set forth in (2) above) from any shareholder who exercises the right under the Companies Act of Japan to require NTC to purchase shares constituting less than a whole unit.

(Note 3)	The treasury shares held by NTC are not planned to be purchased through the Tender Offer.

(6)	Change of Holding Ratio of Share Certificates, etc. through the Tender Offer

Number of Voting Rights of Share Certificates, etc., Owned by the Company before the Tender Offer	14,835	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: 30.16%)

Number of Voting Rights of Share Certificates, etc., Owned by Specially Related Party(ies) Before the Tender Offer	Not Yet Known	(Holding Ratio of Share Certificates, etc. Before the Tender Offer: Not Yet Known)

Number of Voting Rights relating to Share Certificates, etc., to be Purchased	34,346	(Holding Ratio of Share Certificates, etc. After the Tender Offer: 100.00%)

Number of Voting Rights of the Shareholders in Total of NTC	48,531

(Note 1)	Although the “Number of Voting Rights of Share Certificates, etc., Owned by Interested Party(ies) before the Tender Offer” is not known as of the date of this notice, the Company is planning to investigate and disclose such information by January 22, 2008, the commencement date of the Tender Offer Period.

(Note 2)	The “Number of Voting Rights relating to Share Certificates, etc., to be Purchased” represents the number of voting rights with respect to the Expected Number of Share Certificates, etc. to be Purchased through the Tender Offer.

(Note 3)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” to the “Number of Voting Rights of Share Certificates, etc., Owned by the Company before the Tender Offer” is its proportion to the “Number of Voting Rights of the Shareholders in Total of NTC”.

(Note 4)	The “Number of Voting Rights of the Shareholders in Total of NTC” represents the number of voting rights of all the shareholders (shown on the basis of a whole unit being 1,000 shares) as of September 30, 2007 shown in the 84th Semi-annual Securities Report submitted by NTC on December 21, 2007. However, given that shares constituting less than a whole unit are also subject to purchase through the Tender Offer, for the purpose of calculating the “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and the “Holding Ratio of Share Certificates, etc. After the Tender Offer,” calculation is made with the “Number of Voting Rights of the Shareholders in Total of NTC” being 49,181 units. This number is calculated by adding the number of voting rights represented by the number of shares constituting less than a whole unit (650 units, the number of voting rights represented by the 650,648 shares, which is calculated by deducting from the 651,501 shares constituting less than a whole unit as of September 30, 2007 shown in the said 84th Semi-annual Securities Report, the 853 treasury shares constituting less than a whole unit held by NTC as of September 30, 2007).

(Note 5)	The “Holding Ratio of Share Certificates, etc. Before the Tender Offer” and “Holding Ratio of Share Certificates, etc. After the Tender Offer” calculated to the nearest second decimal point, with 0.005 being rounded up and less than that being disregarded .

(7)	Aggregate Purchase Price

Approximately 42,933 million yen

(Note)	The amount of the Purchase Price per share multiplied by the expected number of shares to be purchased (34,346,648 shares) is shown in “Aggregate Purchase Price”.

(8)	Method of Settlement

a.	Name and Address of Financial Instruments Traders and Banks, etc. in Charge of Settlement

Nomura Securities Co., Ltd.

9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo

b.	Commencement Date of Settlement

Tuesday, March 25, 2008

c.	Method of Settlement

A notice of purchase, etc. will be mailed to the address or location of the tendering shareholder, etc. (or the standing proxies in the case of Non-Japanese shareholders) without delay after the expiration of the Tender Offer Period. Payment of the purchase price, etc. will be made in cash. The Tender Offer Agent will, in accordance with the instructions of tendering shareholders, etc. remit the purchase price without delay on or after the commencement date of settlement to the account designated by the tendering shareholder or pay at the head office or branch offices of the Tender Offer Agent.

d.	Method of Returning Share Certificates, etc.

In the event that all of the tendered share certificates, etc. are not purchased under the terms mentioned in “b. Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.” under “(9) Other Conditions and Methods of Purchase, etc.”, promptly on or after the commencement date of settlement, (or the date of withdrawal, etc. in the event that the Tender Offer is withdrawn), the tendered share certificates, etc. that are required to be returned will be delivered to the tendering shareholder or mailed to the address of the tendering shareholder (in the case of Non-Japanese shareholders, the address of their standing proxies), or in cases where share certificates, etc. were kept in the custody of the Tender Offer Agent (or by the Japan Securities Depository Center, Inc. through the Tender Offer Agent) as of the application, the share certificates, etc. will be returned to their original state of custody as of the application.

(9)	Other Conditions and Methods of Purchase, etc.

a.	Conditions set forth in each Item of Article 27-13, Paragraph 4 of the Financial Instruments and Exchange Law (Law No. 25 of 1948, as amended; hereinafter referred to as the “Law”)

Neither maximum nor minimum limit of the number of share certificates, etc. to be purchased, etc. has been established. Accordingly, the Company will conduct the purchase, etc. of all the tendered share certificates, etc.

b.	Conditions of Withdrawal, etc. of Tender Offer, Details thereof and Method of Disclosure of Withdrawal, etc.

Upon the occurrence of any event listed in Article 14, Paragraph 1, Items 1.1 through 1.9 and 1.12 through 1.18, Items 3.1 through 3.8, Item 4 and Article 14, Paragraph 2, Items 3 through 6 of the Enforcement Order of the Financial Instruments and Exchange Law (Government Ordinance No. 321 of 1965, as amended; hereinafter referred to as the “Enforcement Order”), the Company may withdraw the Tender Offer. In the event that the Company plans to withdraw the Tender Offer, it must make a pubic notice electronically, and then post a notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that, if it is difficult to make such public notice by the last day of the Tender Offer Period, the Company will make a public announcement in accordance with the procedures prescribed in Article 20 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by Non-issuers (Ministry of Finance Japan Ordinance No. 38 of 1990, as amended; hereinafter referred to as the “TOB Order”) and make the public notice immediately thereafter.

c.	Conditions of Reduction of Purchase Price, etc., Details thereof and Method of Disclosure of Reduction

In the event that NTC conducts any of the acts stipulated in Article 13, Paragraph 1 of the Enforcement Order, in accordance with Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer Price may be reduced in accordance with the criteria set forth under Article 19, Paragraph 1 of the TOB Order. In the event that the Company plans to reduce the Tender Offer Price, it must make a public notice electronically, and then post a notice in the Nihon Keizai Shimbun that such public notice has been made; provided, however, that if it is difficult to make such public notice by the last day of the Tender Offer Period, the Company will make a public announcement in accordance with the procedures prescribed in Article 20 of the TOB Order and make the public notice immediately thereafter. If any reduction of the Tender Offer Price is made, purchase, etc. of the share certificates, etc. tendered before the date of such public notice will also be made in accordance with the price of purchase, etc. after such change(s).

d.	Matters Concerning Tendering Shareholders’ Right of Cancellation of Application

Any tendering shareholder may cancel the agreements relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders who wish to cancel their tender must deliver, or send by mail, a cancellation notice stating that such tendering shareholder cancels his/her tender under the Tender Offer (the “Cancellation Notice”) together with a receipt of tender under the Tender Offer, to the head office or any Japanese branch of the party specified below by no later than 3:30 p.m. of the last day of the Tender Offer Period. Please note that the Cancellation Notice, if sent by mail, must be received by no later than 3:30 p.m. of the last day of the Tender Offer Period.

No compensation for damages or penalty payment will be demanded of any tendering shareholder, etc. by the Company even in the event that the application by the tendering shareholder, etc. is cancelled. The cost of returning the share certificates, etc. held in the custody of the Tender Offer Agent will be borne by the Company.

e.	Method of Disclosure if the Conditions or other Terms of Tender Offer are Changed

In the event the Company intends to change the terms and conditions, etc. of purchase, etc. with respect to the Tender Offer, a public notice providing the details of the change must be issued electronically and then a public notice to such effect shall be published in the Nihon Keizai Shimbun. However, when it is difficult to issue such public notice before the last day of the Tender Offer Period, the Company shall make a public announcement in accordance with the procedures prescribed in Article 20 of the TOB Order and shall release a public notice immediately thereafter. Once the amendment of the terms of the Tender Offer takes effect, the terms of the Tender Offer after such amendment shall also be applicable to the purchase, etc. of the share certificates already tendered before the date of such public notice.

f.	Method of Disclosure if Amendment to the Registration Statement is Filed

If the Company files an Amendment to the Registration Statement with the Director-General of the Kanto Local Financial Bureau, except as provided in the proviso of Article 27-8, Paragraph 11 of the Law, it will immediately make public those parts of such Amendment that relate to the contents of the Public Notice of the Commencement of the Tender Offer in the way prescribed in Article 20 of the TOB Order. At the same time, the Company will immediately amend the Tender Offer Explanatory Statement and deliver the amended Tender Offer Explanatory Statement to the tendering shareholders who have already received the original Tender Offer Explanatory Statement. However, if the scope of such amendment is limited to a small portion, the Company may make an amendment by way of preparing and delivering a written document describing the reasons for such amendment, matters amended and the description after such amendment to the tendering shareholders.

g.	Method of Disclosure of Results of the Tender Offer

The results of the Tender Offer will be publicly announced in the way prescribed in Article 9-4 of the Enforcement Order and in Article 30-2 of the TOB Order on the date immediately following the last day of the Tender Offer Period.

(10)	Date of the Public Notice of the Commencement of the Tender Offer

January 22, 2008 (Tuesday)

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.

3.	Policy etc. After the Tender Offer and Forecast for the Future

(1)	Policy etc. After the Tender Offer

Please see “1. Purpose of Tender Offer” with respect to the policy, etc. after the Tender Offer.

(2)	Forecast of the Effect on Future Business Performance

The Company will disclose the effect on its business forecast of the year, ending March 2008, promptly after it has been determined.

4.	Others

(1)	Agreements between the Company and NTC or its Directors/Officers, and the Details Thereof

a.	The Tender Offer is supported by NTC’s board of directors in the meeting held on January 16, 2008.

b.	The Company and NTC executed an agreement on January 16, 2008, setting forth, among others, the following matters:

(i)	Commencement and Support of the Tender Offer

Subject to satisfaction of certain requirements, such as (i) NTC has resolved at a meeting of its board of directors to support the Tender Offer and to recommend NTC shareholders to apply for the Tender Offer and has disclosed such resolution and (ii) no event that may have a material adverse effect on business or assets of the Company or NTC or otherwise may have material adverse effect on the contemplated transaction shall exist, the Tender Offer will be commenced on January 22, 2008. NTC shall disclose the resolution of the board of directors to support the Tender Offer and submit an opinion report stating the same, and offer utmost cooperation on the procedures necessary for promoting the shareholders of NTC to apply for the Tender Offer.

(ii)	Discussion Regarding the Competitive Transactions

In the event that (i) any transaction competitive to the Tender Offer including, but not limited to, a tender offer targeting the shares of NTC is commenced by a third party or it becomes clear that such transaction could begin, or (ii) it is reasonably foreseeable that performance of certain duties provided for in the basic agreement may result in a breach of the duty of care of a good manager of Directors or Auditors of NTC or the Company exists, NTC and the Company shall consult in good faith regarding a solution.

(iii)	Basic Agreement Regarding Share Exchange

In the event that the Tender Offer is realized, the Company and NTC confirm the plans to implement the Share Exchange as soon as practicable after the commencement date of settlement of the Tender Offer (around October, 2008). The Company and NTC confirm that although the share exchange ratio for the Share Exchange is expected to be determined upon consultation between the Company and NTC following the conclusion of the Tender Offer in the end, after taking into full consideration the benefits to the respective shareholders of the Company and NTC, the economic value of the consideration that the shareholders of NTC receive upon the Share Exchange (shares of the Company; provided, however, that if any fraction share of less than one (1) share of the Company is allotted, proceeds from the sale of such fractional shares will be distributed) is currently expected to be equivalent to the purchase price of the Tender Offer, which takes into consideration the purchase price of the Tender Offer, the level of market price of the shares of the Company and other various factors (provided, however, that the economic value of such consideration could be affected by a gap in time between the Tender Offer and the Share Exchange, fluctuation of business results of the Company and NTC, fluctuation of the market price of the shares in the Company and other factors). The Company and NTC confirm that, in accordance with the legal and tax effects that the Company or NTC experience due to the Share Exchange, a revision of any law, taxation or system, etc. or status of a government interpretation, etc. related to the Share Exchange, the existence of duty of continuous disclosure under U.S. securities laws, the share possession ratio of the Company after the Tender Offer, the situation of the shareholding of NTC by the shareholders of NTC other than the Company, the fluctuation in the business results of the Company and NTC, or the effect of the stock market, etc., any change could be made to the implementation of the Share Exchange, the timing or the terms thereof, or the method of making NTC a wholly owned subsidiary. The Company and NTC confirm that, in the case where the contents of the Share Exchange or the method of making NTC a wholly owned subsidiary is changed, the contents of the change will be disclosed promptly after they are determined upon consultation between the Company and NTC. NTC offers utmost cooperation on the procedures necessary for making itself a wholly owned subsidiary through the Share Exchange or any other method determined in accordance with above.

(iv)	Representations and Warranties

NTC represents and warrants to the Company that (i) excluding the facts to be disclosed in accordance with the item (v) below, there are neither material facts provided for in Article 166, Paragraph 1 of the Law that have been undisclosed nor facts that NTC plans, examines or investigates to disclose as the facts that may fall under the category of such material facts, and (ii) material mistake does not exist with respect to the information provided to the Company from NTC and NTC discloses all material information to the Company.

(v)	Disclosure of Material Fact

NTC shall issue a press release concerning the undisclosed facts that fall under the material facts provided for in Article 166, Paragraph 1 of the Law, and are disclosed or made available by NTC to the Company prior to the commencement of the Tender Offer.

(vi)	Operation of Business of NTC

NTC shall operate its business with the care of a good manager. NTC shall not engage in any act that is beyond the scope of the ordinary course of business, and that may materially affect the corporate value or the business condition of NTC.

(2)	Other Information That is Deemed to Be Necessary for Investors in Determining Whether or Not They Should Tender the Shares under the Tender Offer, etc.

NTC made public, on November 14, 2007, in the press release titled “Notice concerning the revision of the business forecast,” its revision of the business forecast for the fiscal year ending March 2008 (from April 1, 2007 to March 31, 2008) which was announced on May 14, 2007. NTC’s revised business forecast for the fiscal year ending March 2008 based on such press release is as follows. Further, the outline of the disclosed forecasts as referred to below was extracted from the announcement made by NTC, and the Company is not positioned to independently verify the correctness and truthfulness of the extracted information, and has not actually verified the correctness and truthfulness of such extracted information.

a. Revision of Consolidated Business Forecast for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income Per Share (in yen)
Previous Forecast (A)	81,000	7,000	6,300	4,500	91.46
Revised Forecast (B)	90,000	7,700	7,400	5,200	105.73
Change (B-A)	9,000	700	1,100	700
Percentage Change (%)	11.1	10.0	17.5	15.6
(Reference) Result in Fiscal Year Ended March 31, 2007	82,593	9,975	9,368	5,740	116.82

b. Revision of Non-consolidated Business Forecast for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income Per Share (in yen)
Previous Forecast (A)	73,000	5,200	5,000	3,700	75.20
Revised Forecast (B)	82,000	6,200	6,100	4,500	91.50
Change (B-A)	9,000	1,000	1,100	800
Percentage Change (%)	12.3	19.2	22.0	21.6
(Reference) Result in Fiscal Year Ended March 31, 2007	74,330	8,007	7,833	4,498	91.40

Please be advised that any person who has accessed the information contained in this Press Release may be restricted from purchasing or otherwise trading the shares, etc. of NTC, as a first recipient of information under the regulations on insider trading, until twelve (12) hours after the publication of this Press Release, pursuant to Article 167, Paragraph 3 of the Financial Instruments and Exchange Law and Article 30 of the enforcement order thereunder. Also, please note that the Company shall not be held responsible for any criminal, civil or administrative charges brought against any person for his/her purchase or other trade.

This Press Release has been made to announce the Tender Offer by the Company for the shares of NTC to the public and has not been prepared for the purpose of the solicitation of an offer to sell or an offer to purchase, etc. If you would like to offer to sell your shares in the Tender Offer, please be sure that you first review the “Tender Offer Statement (kokai kaitsuke setsumeisho) concerning the Tender Offer” prepared by the Company and offer your shares for sale at your own discretion.

This Press Release shows a forecast of business development after the acquisition of the shares of NTC based on the viewpoint of the Company’s management. The actual results may differ greatly from such forecast due to a number of factors.

This Press Release (or any part of it) or the distribution thereof shall not constitute grounds for any agreement in connection with the Tender Offer, and no agreement may rely on this Press Release (or a part of it) or the distribution thereof.

There may be some countries or regions which legally restrict or limit the announcement or distribution of this Press Release. In such a case, please pay attention to and comply with those restrictions. In the countries or regions where the execution of the Tender Offer is illegal, even if this Press Release is received, it shall not be deemed as a solicitation to apply to buy or offer to sell share certificates, etc. in connection with the Tender Offer, and it shall be deemed as a material distributed for reference purposes only.